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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                           For the Month of May, 2001
                         Commission File Number 0-30860

                               Axcan Pharma Inc.
                               -----------------
                           (Exact Name of Registrant)

        597, boul, Laurier, Mont-Saint-Hilaire (Quebec), Canada J3H 6C4
        ---------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F                Form 40-F

                    [ ]                      [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                       No

                   [ ]                       [X]

This Form 6-K consist of:

Interim Report for the second quarter ended March 31, 2001.

A press release issued by Axcan Pharma Inc. on May 10, 2001 entitled "Second Quarter and First Half Results: Axcan Sales Increase 58% in Second Quarter First Half Earnings Triple."

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               AXCAN PHARMA INC.

Date: May 25, 2001             By:    /s/ Jean Vezina
                                      ---------------
                               Name:  Jean Vezina
                               Title: Vice-President, Finance and Chief
                                      Financial Officer


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